                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                           Visigenic Software, Inc.
--------------------------------------------------------------------------------
                                Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  92829T 10 2
             -----------------------------------------------------
                                (CUSIP Number)


       Mark Hanson, 951 Mariner's Island Boulevard, San Mateo, CA  94404
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 17, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Borland International, Inc.
            I.R.S. I.D. # 94-2895440

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

            00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR (2e)                                [_]

 5          N/A


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6          Delaware


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            3,918,349(1)
                   -----------------------------------------------------------
     SHARES
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            0
                   -----------------------------------------------------------
     PERSON
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS
11

              3,918,349
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES (See Instructions)                         (a) [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

             26.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

             CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

(1) CERTAIN VISIGENIC STOCKHOLDERS HAVE IRREVOCABLY APPOINTED BORLAND OR ANY OF ITS NOMINEES AS HIS, HER OR ITS LAWFUL ATTORNEY AND PROXY FOR THE PURPOSE OF APPROVING THE MERGER AND THAT CERTAIN AGREEMENT AND PLAN OF MERGER DATED AS OF NOVEMBER 17, 1997 AMONG BORLAND, ISSUER AND VIXEN ACQUISITION CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF BORLAND. SEE ITEM 4(a)-(b).

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Borland International, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Visigenic Software, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 951 Mariner's Island Boulevard, Suite 120, San Mateo, California 94404.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the persons filing this statement are Borland International, Inc., a Delaware corporation ("Borland") and the individuals listed on Schedule A hereto.

     (b) The address of the principal office and principal business of Borland is 100 Borland Way, Scotts Valley, California, 95066-3249.

     (c) Borland develops, markets and supports software development tools, intelligent middleware, database management systems, and application management systems for business enterprises and independent software developers. Borland has several product lines and additional complementary products and services that are designed to meet the needs of software developers and business enterprises developing and using software in desktop, local area network ("LAN"), client/server and Internet/intranet environments. Borland's business units are organized around its major product lines, a family of interoperable development tools, that include versions for desktop users, professional developers and large business enterprises. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Borland's directors and executive officers, as of the date hereof.

     (d) During the past five years, neither Borland nor, to Borland's best knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Borland nor, to Borland's best knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to an Agreement and Plan of Merger dated November 17, 1997 (the "Merger Agreement"), among Borland, Vixen Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Borland ("Sub") and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive
0.81988 shares (the "Exchange Ratio") of Borland Common Stock, $0.001 par value ("Borland Common Stock"). In total, Borland will issue approximately
11,925,233 shares of Borland Common Stock in exchange for all outstanding shares of Issuer Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (b) As described in Item 3 above, this statement relates to the Merger of Sub, a wholly-owned subsidiary of Borland, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Borland (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.81988 shares of Borland Common Stock. Borland will assume the Issuer 1995 Stock Option Plan, as well as the outstanding options issued under such plan.

     As an inducement to Borland to enter into the Merger Agreement, each stockholder who is a party to a Voting Agreement, dated as of November 17, 1997 (collectively, the "Voting Agreements") between each of the parties thereto (collectively, the "Voting Agreement Stockholders") and Borland, has, by executing a Voting Agreement, irrevocably appointed Borland (or any nominee of Borland) as his, hers or its lawful attorney and proxy. Such proxy gives Borland the limited right to vote each of the 3,918,349 shares of Issuer Common Stock beneficially and collectively owned by the Voting Agreement Stockholders to approve the Merger and the Merger Agreement. The shared voting power with the certain stockholders of Issuer relates to 3,918,349 shares of Issuer Common Stock (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 2 to this
Schedule 13D and incorporated herein in its entirety by reference.

     In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, Borland (or any nominee of Borland) will be limited, at every Issuer Stockholders Meeting and every written consent in lieu of such meeting to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of
(i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, the initial directors of the Surviving Corporation shall be the directors of Sub immediately prior to the effective time of the Merger, each of whom will hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of the Surviving Corporation shall be the initial officers of Sub, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that
Article III of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation has authority to issue is 1,000, all of which shall consist of Common Stock, par value $.001 per share." Upon consummation of the Merger, the Bylaws of Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------

     (j) Other than described above, Borland currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4 (a) -
(i) of Schedule 13D (although Borland reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Voting Agreement, Borland may be deemed to be the beneficial owner of approximately 3,918,349 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 26.9% of the issued and outstanding shares of Issuer Common Stock.

     Borland has shared power to vote all of the Shares for the limited purposes described above. Borland does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. To the best of Borland's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

     (c) Neither Borland, nor, to the knowledge of Borland, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Merger Agreement and Voting Agreements, to the best knowledge of Borland, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger, dated November 17, 1997, by and among Borland International, Inc., a Delaware corporation, Vixen Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Borland International, Inc., and Visigenic Software, Inc., a Delaware corporation.

     2.   Form of Voting Agreement

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------

                                  SCHEDULE A

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                          BORLAND INTERNATIONAL, INC.

                               Present Principal

                             Occupation Including
                               Name of Employer

NAME                             TITLE

Delbert W. Yocam                 Chairman of the Board, Chief Executive Officer

Hobart McK.Birmingham            Vice President, General Counsel and Secretary

Kathleen M. Fisher               Vice President, Finance and Chief Financial
                                 Officer

John Floisand                    Vice President, Worldwide Sales

Richard A. LeFaivre              Vice President, Research and Development and
                                 Chief Technology Officer

George Hara                      Director of Borland International, Inc. and
                                 Managing Partner of DEFTA Partners, Borland Co.
                                 Ltd., Sasazuka 1-64-8, Shibuya-ku, Tokyo 151,
                                 Japan

Steven J. Lewis                  Director of Borland International, Inc. and
                                 Managing Director of Generation Ventures,
                                 L.L.C., Generation Ventures, 1825 South Grant
                                 Street, Suite 720, San Mateo, CA 94402

David Heller                     Director of Borland International, Inc. and
                                 President of Pacific Technology Capital
                                 Corporation, 224 Shearwater Isle, Foster City,
                                 CA 94404

William F. Miller                Director of Borland International, Inc.,
                                 Herbert Hoover Professor Emeritus, Graduate
                                 School of Business, Stanford University,
                                 Professor Emeritus of Computer Science, School of Engineering, Stanford University and
                                 President Emeritus, SRI International. Stanford
                                 University, Room 317, Stanford, CA 94305

Harry J. Saal                    Director of Borland International, Inc., and
                                 Chairman of the Board, Network General
                                 Corporation, 1955 Bryant Street, Palo Alto, CA
                                 94301

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------

                                  SCHEDULE B

                               Shares Owned (1)

                                                   NUMBER OF
                    NAME                            SHARES
                    ---------------------------   -----------

                    Roger Sippl (2)                2,475,416
                    Elizabeth Salmon (3)           2,475,416
                    Jens Christensen (4)           1,442,933
                    Neguine Nevab (5)              1,442,933

____________________________

(1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and dispositive power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable.

(2) Includes 393,750 shares held by Elizabeth G. Salmon, Mr. Sippl's spouse, as separate property, and 20,000 shares held by Nelson D. Salmon and Elizabeth
     G. Salmon, Trustees of the Nelson D. Salmon Trust dated October 14, 1994 and 6,666 shares issuable upon exercise of options held by Mr. Sippl. Mr. Sippl disclaims beneficial ownership of all such shares. See footnote 3.

(3) Includes 2,055,000 shares held by Roger J. Sippl, Ms. Salmon's spouse, 20,000 shares held by Nelson D. Salmon and Elizabeth G. Salmon, Trustees of the Nelson D. Salmon Trust dated October 14, 1994 and 6,666 shares issuable upon exercise of options held by Mr. Sippl. See footnote 2.

(4) Includes options to purchase 4,166 shares issuable upon exercise of options held by Mr. Christensen, 645,807 shares held by Neguine Navab, Mr. Christensen's spouse and 68,160 shares issuable upon exercise of options held by Ms. Navab.

(5) Includes options to purchase 68,160 shares issuable upon excercise of options held by Ms. Nevab, 724,800 shares held by Jens Christensen, Ms. Nevab's spouse, and 4,166 shares issuable upon excercise of options held by Ms. Nevab. See footnote 4.

-----------------------                                  ---------------------
  CUSIP NO. 92829T 10 2          SCHEDULE 13D              PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

November 26, 1997

                                        By: /s/ Hobart McK. Birmingham
                                           __________________________________
                                           Hobart McK. Birmingham
                                           Vice President and General Counsel